Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton Bermuda

Press Release

www.jardines.com

To: Business Editor

21st February 2002

For immediate release

Cycle & Carriage Limited
2001 Profit and Dividend Announcement

The following press release was issued today by the Company's 29%-owned associate, Cycle & Carriage.

For further information, please contact:

Golin/Harris Forrest
Megan Ross (852) 2501 7986

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

CYCLE & CARRIAGE LIMITED
2001 PROFIT AND DIVIDEND ANNOUNCEMENT
HIGHLIGHTS

	Year ended 31 December 2001	2000	*Change %*
Turnover	**S$4,641 m**	S$4,588 m	*1*
Trading profit	**S$ 291 m**	S$ 291 m	-
Profit attributable to shareholders	**S$ 120 m**	S$ 100 m	*20*
Profit attributable to shareholders excluding exceptional items	**S$ 166 m**	S$ 173 m	*- 4*
EPS attributable to shareholders	**51.1 cts**	42.9 cts	*19*
EPS attributable to shareholders excluding exceptional items	**70.5 cts**	73.9 cts	*- 5*
Dividends per share	**15.0 cts**	17.0 cts	*- 12*
	At 31.12.01	At 31.12.00	
Shareholders' funds	**S$ 801 m**	S$ 707 m	*13*
Net asset value per share	**S$ 3.36**	S$ 3.02	*11*

The 2001 results are unaudited.

RESULTS

After a satisfactory start to the year, the Group's trading performance was adversely impacted in the second half by declining consumer sentiment as global economies slowed. This situation was aggravated by the tragic events of September 11 in the United States of America. An exception to this was Indonesia where the large domestic economy and a lower dependence on exports saw consumer demand remain at a reasonably strong level.

The full effect of the loss of the Mercedes-Benz distribution rights in Singapore was also felt in the second half of the year as in the earlier part of the year the Singapore motor operations still had stocks with the full margin carried over from the previous year. An over-supply of residential units in the Singapore property market, combined with the weak consumer demand, has resulted in the need for MCL Land to make additional provisions for foreseeable losses on some of its development properties as values have declined.

Excluding exceptional items, the Group made a profit of S$166.3 million, a decline of 4%, due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from Astra on an equity accounted basis.

The Group made a profit attributable to shareholders of S$120.5 million for the year ended 31 December 2001 compared to S$100.3 million in 2000. There were a number of exceptional items included in the results and these are separately identified in the profit and loss account. These consisted of provisions for foreseeable losses on development properties in MCL Land, exchange losses on Astra's foreign currency debts, provision to fully write down one of Astra's smaller investments and gains on the sales of property and part of a business. The Group's return on capital employed, excluding exceptional items was 15%, 2% higher than in the previous year.

The Group's net debt increased to S$869.1 million at 31 December 2001 from a level of S$677.7 million at the end of the previous year. This increase arose primarily from an increased level of development properties in MCL Land. The Group's net tangible asset value increased to S$800.6 million or S$3.36 per share.

In 2001, nine new or revised Statements of Accounting Standard ("SAS") were adopted, but these did not result in a material impact on the profit or shareholders' funds as the Group was already following the recognition and measurement principles in those statements, except for SAS 10 which covers events after the balance sheet date. Under the revised statement, dividends proposed or dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date. The effect of the change is to increase shareholders' funds at 31 December 2000 by S$20.9 million.

DIVIDEND

The Directors recommend a final dividend of 12 cents or 12% (2000: 12 cents or 12%) per share less income tax at 24.5% (2000: 25.5%), which, together with the interim dividend of 3 cents or 3% per share (2000: 5 cents or 5%), will make a total dividend of 15 cents or 15% per share compared with 17 cents or 17% per share in the previous year.

The Cycle & Carriage Limited Scrip Dividend Scheme, under which shareholders may elect to receive dividends in the form of shares instead of cash, will apply to the final dividend. The books closure date and payment date of this final dividend are set out in paragraph 10 below, and further details for participation in the Scheme will be announced separately.

DEVELOPMENTS

After an eventful 2000, the current year has been one of consolidation. The focus has been on the restructuring of the Singapore Mercedes-Benz business to being a dealership business only and consolidating the investments made in the previous year in Astra in Indonesia and Truck Investments in New Zealand.

The Group's investment and expansion activities during the year were relatively low key, confined to minor expansions which could leverage off existing infrastructure. In Singapore, a 50% stake in a used car dealer was acquired. In Malaysia, our associate, Cycle & Carriage Bintang was appointed the Peugeot distributor while our subsidiary, Cycle & Carriage Malaysia became a Hyundai dealer. In Australia, a 50% stake in Audi Australia was sold while in New Zealand, the Cycle & Carriage New Zealand operations obtained the Kia distributorship.

Due to the weak property market, MCL Land has been selective in its land acquisitions. A 99-year 313,156 sq ft land parcel which can accommodate about 700 condominium units was acquired at Choa Chu Kang Loop for S$158.7 million. MCL Land however, enjoyed substantial success in marketing several of its reasonably priced leasehold residential developments during the year. The new launches consisted of Forest Hills, the 128-unit residential development in Sembawang; Rio Vista, the 716-unit riverfront condominium joint venture project located at Upper Serangoon View; The Warren, located at the Choa Chu Kang Loop site and the 65-unit Balmoral Residences luxury apartments.

The declining property market prevented the sale of MCL Land's Singapore investment properties at acceptable prices. It is thus likely that this intended sale will be delayed until the property market makes a recovery.

OPERATIONS REVIEW

Motor

Earnings in 2001 from the motor operations, excluding exceptional items, at S$65.3 million were 45% down on the previous year as 2000 was an excellent year for the Singapore motor operations while 2001 was the first year of operations as a dealer only for Mercedes-Benz in Singapore. Exceptional gains were recorded, totalling S$11.8 million from the sale of 50% of the Group's interest in the Audi operations in Australia and an unutilised Malaysian property.

The passenger car market in Singapore increased by 16% to 67,182 units as the larger quota of Certificates of Entitlement ("COE") made available was fully taken up. The sales of commercial vehicles fell by 38% to 14,634 units as the COE quota for commercial vehicles was slashed.

Earnings from the Singapore motor operations fell by 47% to S$52.5 million which included the benefit of full wholesale margins in the early part of the year and some provision writebacks. This was due to lower Mercedes-Benz dealer margins arising from the loss of the distribution rights and margin declines suffered by the other marques handled by the Group as a result of keen competition and firmer than expected COE premiums. The Group sold a total of 10,903 passenger cars and 1,816 commercial vehicles, giving market shares of 16% and 12% respectively, similar to the previous year. Sales of Mercedes-Benz passenger cars at 3,457 units increased by 6%. The increase in unit sales of Mercedes-Benz passenger cars was at a lower rate than the total passenger car market as inroads were made by parallel importers.

In Malaysia, the Group's 48% associate, Cycle & Carriage Bintang ("CCB") recorded a consolidated profit after taxation of RM54.1 million, 2% below the previous year, before the contribution from its associates, CCL Group Properties and Cycle & Carriage Malaysia.

The competitive luxury car segment contracted by 18%, but sales of Mercedes-Benz passenger cars increased by 14% to 2,617 units due largely to sales of the locally assembled C-Class which became available in April.

CCB was appointed the Peugeot distributor effective 2002 enhancing its position as a premier motor distributor. Sales are expected to commence in the first half of 2002. DaimlerChrysler AG has indicated its interest in participating in the Mercedes-Benz wholesale business in Malaysia and the parties are in the process of negotiation.

Sales performance of Cycle & Carriage Malaysia ("CCM"), our multi-franchised dealership, was mixed. CCM's new showroom at Jalan Ampang, which opened in January 2002, will be complemented by the expansion and upgrading of the Petaling Jaya complex later in the year to provide more showroom space.

Together with CCB, the Malaysian operations contributed S$18.9 million to the Group's profit including a gain of S$5.5 million from the disposal of an unutilised property by CCM.

In Australia, the passenger car market declined by 4% to 529,452 units. Cycle & Carriage Australia sold a total of 40,051 units, 18% down on the previous year in line with a significant decline in the light car segment. The Australian operations ended the year with a loss of S$3.6 million before accounting for the gain of S$6.3 million from the sale of 50% of its interest in the Audi operations to Audi AG. Margins were impacted by the weak Australian dollar and significant marketing costs were incurred for new model launches and brand building. The benefits of the wider range are expected to be reaped in 2002.

The Accent remained Cycle & Carriage Australia's best selling model accounting for nearly half of all Hyundai vehicle sales in Australia and was voted the "Best Small Car of the Year" by the country's motoring clubs. In the prestige market segment, Audi recorded its strongest performance yet, selling 3,313 units, an increase of 2% over the previous year.

Earnings of the combined New Zealand operations were S$2.3 million, about four times the previous year's earnings due to a full year of increased profits from Truck Investments as part of the Cycle & Carriage Group. Truck Investments capitalised on increased demand for heavy vehicles. Truck Stops, the nationwide parts and service operator, remained the major profit contributor.

Cycle & Carriage New Zealand ("CCNZ"), the Group's multi-franchised retail operations, recorded an 18% decline in new car sales in 2001 in a stagnant market. In September, CCNZ acquired the distribution rights for Kia in New Zealand. Due to the start-up costs for the Kia distribution business, a small operating loss was incurred for the year.

Property

Property earnings were S$14.2 million, excluding exceptional items. However, exceptional items of S$18.2 million which consisted of additional provisions for foreseeable losses in development properties were recorded.

In Singapore, sales of new residential units increased by 28%, with prices falling by 12%. In the office sector, rental rates declined by 6%. MCL Land recorded an operating profit of S$15.0 million, but made an additional provision for foreseeable losses of S$30.6 million on its development properties.

MCL Land enjoyed substantial success in marketing several of its reasonably priced leasehold residential developments during the year. The launch of The Warren, a 699-unit

condominium project at Choa Chu Kang, was most successful with all units sold within three weeks of launch. Sims Residences and Forest Hills met with good responses. Rio Vista, a 50:50 joint-venture with Ho Bee Development, has sold 78% of its 716 units.

Due to the slow market conditions for sale of high-end properties, MCL Land sold only 16 out of 33 units in one block and held the other block of 32 units for lease in Balmoral Residences, the freehold condominium at Balmoral Crescent. Marketing of the Robertson 100 project and The Metz, the 159-unit Devonshire Road condominium, is targeted for 2002.

The Directors reviewed the values of the Group's investment properties at the end of 2001. The revaluation disclosed a decline in their values of S$29.0 million (net of minority interests) since the end of 2000 which has been debited against the Group's revaluation reserve which arose from the appreciation in value of the Group's investment properties in previous years.

MCL Land's investment portfolio achieved a satisfactory 94% occupancy rate for 78 Shenton Way, an office tower, and recorded an occupancy rate of 89% for Juniper at Ardmore, a luxury apartment block. The earlier intention to dispose of these two investment properties has been put on hold in the light of prevailing weak market conditions.

In Malaysia, CCL Group Properties and MCL Land achieved almost full occupancy for the Wisma Cyclecarri office building and the Bintang Pantai condominium. Menara Weld enjoyed an occupancy rate of about 90%.

Astra

Astra enjoyed a profitable year notwithstanding the social and political uncertainties which continued to affect the pace of economic recovery in Indonesia. Consumer demand was surprisingly good under the circumstances and Astra benefited from lower interest rates on its considerable debt.

Astra contributed operating profit of S$106.1 million to the Group. However, there were exceptional losses of S$39.4 million consisting of foreign exchange losses and the write down in one of Astra's investments, giving a net contribution of S$66.7 million. This compared to a loss of S$29.3 million in 2000.

The strong operating performance, combined with proceeds from the Honda business restructuring, allowed Astra to pre-pay the balance of its Series I Debt of US$133.3 million and IDR132.6 billion, in March 2001, ahead of the scheduled dates. In December 2001, it also prepaid US$34.8 million and IDR41.1 billion of its Series II debt which are due in December 2002. Nevertheless, the company retains a considerable debt burden of which US$133.2 million and IDR164.4 billion are due for repayment in December 2002.

The proposed sale of Astra's telecom associate Pramindo to Telkom Indonesia will, when confirmed, bring in approximately US$90 million primarily in 2003 and 2004.

Astra's profits and balance sheets remain therefore vulnerable to adverse movements in exchange rates. In the absence of further asset sales at acceptable prices, Astra will face the need for some refinancing or rescheduling of its debt.

The motor vehicle market expanded modestly by 3% for the first 11 months of 2001 to 283,703 units. Astra continued to dominate the market with a 46% share, compared to 50% in 2000, with sales at 130,716 units from all of its marques. The loss of market share was due to a decline in Toyota sales to 75,382 units as a consequence of production lost in March and April due to a strike at a parts suppliers' plant and lower Daihatsu sales.

The Indonesian motorcycle market grew by a strong 78% to 1.7 million units in the first 11 months. Honda motorcycle regained market share to 52% from 45% the previous year, with 890,735 units sold for the period. In addition to the increased branding efforts, the new cost-competitive Honda Legenda captured market share earlier lost to cheaper motorcycles imported from China.

The performance of all the other businesses also improved for the first 11 months of 2001 with profits recorded in all divisions except the wood-based division.

PROSPECTS

There is as yet no clear view as to the length and depth of the present recession as the driving forces for a recovery lie outside of our region of operations.

The Singapore motor operations will experience their first full year of operations without the significant importer margins which benefited the first half of 2001. This is expected to be aggravated by weak consumer demand and intense competition from other brands and the parallel import market leading to considerable margin pressure. The launch of the new Mercedes-Benz E-Class late in 2002 will not have a major impact on the results for the year, but will benefit the following year. Despite a declining market, Malaysia is expected to have a satisfactory performance due to lower stock provisions and the continuing benefit of local assembly of the Mercedes-Benz C-Class. In Australia, the expanded Hyundai range should see an improvement in market share in what is expected to be a flat market. This should result in a return to profitability in Australia. New Zealand is expected to see continued improvement.

No significant recovery is expected in the Singapore property market despite the moratorium on government land sales, due to the existing large over-supply. MCL Land will earn development profits primarily from its successful Choa Chu Kang project, The Warren, which has already been fully sold and its Rio Vista joint venture. The focus of the investment properties will be on maintaining occupancy levels, but this is likely to be at the expense of rental rates.

In Indonesia, both the motor car and motorcycle markets are expected to experience ongoing consumer demand. Astra should show a steady trading performance, but its overall contribution will be dependant on the continuance of the current low interest rates and the Rupiah exchange rate.

The directors expect that the Group's trading performance in 2002 will be slightly lower than 2001 in the light of the expected weaker contribution from the Singapore motor operations.

Cycle & Carriage Limited
Consolidated profit and loss account for the year ended 31 December

	Note	2001 S$m	2000 S$m	*Change %*
Turnover				
Group		**2,485.7**	2,989.5	*-17*
Associates (Group's share)		**2,155.7**	1,598.8	*35*
	3	**4,641.4**	4,588.3	*1*
Operating profit		**102.4**	192.7	*-47*
Associates		**188.3**	98.1	*92*
Trading profit		**290.7**	290.8	*-*
Exceptional items	4	**(70.0)**	(94.6)	*-26*
Profit before interest		**220.7**	196.2	*12*
Net interest		**(27.7)**	(19.6)	*41*
Profit before taxation	3	**193.0**	176.6	*9*
Taxation	5	**(75.1)**	(62.7)	*20*
Profit after taxation	3	**117.9**	113.9	*4*
Minority interests		**2.6**	(13.6)	*nm*
Profit after taxation and minority interests	6	**120.5**	100.3	*20*
Dividends		**(26.6)**	(34.9)	*-24*
Retained profit		**93.9**	65.4	*44*

	cts	cts	
Earnings per share			
- basic and diluted	**51.1**	42.9	*19*
Earnings per share excluding exceptional items			
- basic and diluted	**70.5**	73.9	*-5*
Dividends per share (gross)	**15.0**	17.0	*-12*
Net asset value per share	**S$3.36**	S$3.02	*11*
Profit after taxation as % of turnover	**2.5%**	2.5%	
Profit after taxation and minority interests as % of shareholders' funds	**15.1%**	14.2%	

Note: Certain comparative figures have been restated to conform with this financial year's presentation.

nm - not meaningful

Cycle & Carriage Limited
Consolidated balance sheet at 31 December

	2001 S$m	2000 S$m
Non-current assets		
Fixed assets	**127.1**	139.2
Investment properties	**532.3**	571.9
Development properties	**578.0**	568.2
Interests in associates	**408.8**	290.4
Other non-current assets	**30.9**	32.1
	1,677.1	1,601.8
Current assets		
Properties for sale	**121.7**	-
Stocks	**374.7**	389.6
Debtors	**164.7**	195.7
Bank and other liquid funds	**97.1**	93.7
	758.2	679.0
Total assets	**2,435.3**	2,280.8
Non-current liabilities		
Borrowings due after one year	**713.5**	612.1
Other non-current liabilities	**23.7**	27.3
	737.2	639.4
Current liabilities		
Creditors	**261.5**	365.5
Borrowings due within one year	**252.7**	159.3
	514.2	524.8
Total liabilities	**1,251.4**	1,164.2
Net assets	**1,183.9**	1,116.6
Capital employed		
Share capital	**238.5**	234.0
Reserves	**562.1**	472.5
Shareholders' funds	**800.6**	706.5
Minority interests	**383.3**	410.1
	1,183.9	1,116.6

Note: Certain comparative figures have been restated to conform with this financial year's presentation.

Cycle & Carriage Limited
Consolidated statement of cash flows for the year ended 31 December

	2001 S$m	2000 S$m
Operating profit	**102.4**	192.7
Adjustments for		
Depreciation and fixed assets written off	**14.9**	14.9
Foreign currency translation difference	**(1.3)**	(20.7)
Provision for diminution in value of other investments	**0.8**	2.3
Realisation of revaluation surplus on sale of development properties	**-**	(0.6)
Profit on sale of fixed assets	**-**	(0.8)
	14.4	(4.9)
Changes in development properties and properties for sale	**(150.0)**	(18.1)
Changes in working capital	**(49.1)**	68.2
Cash flows from operating activities	**(82.3)**	237.9
Net interest paid	**(37.8)**	(26.9)
Income taxes paid	**(48.7)**	(60.1)
	(86.5)	(87.0)
Cash flows from investing activities		
Sale of fixed assets, other investments and shares in associates	**6.0**	14.1
Capital reduction in an associate	**1.7**	-
Sale of an investment property	**5.8**	-
Addition of fixed assets, other investments and shares in associates	**(25.6)**	(679.1)
Disposal/acquisition of subsidiaries, net of cash disposed/acquired	**8.8**	(44.3)
Dividends received from associates (net)	**6.9**	6.1
	3.6	(703.2)
Cash flows from financing activities		
Proceeds from issue of shares	**14.8**	-
Term loans and floating rate notes	**204.8**	409.3
Dividends and loan to minority shareholders	**(14.5)**	(9.9)
Dividends paid	**(26.6)**	(34.9)
	178.5	364.5
Net change in cash and cash equivalents	**13.3**	(187.8)
Cash and cash equivalents at the beginning of the year	**82.3**	270.0
Effect of exchange rate changes	**1.0**	0.1
Cash and cash equivalents at the end of the year	**96.6**	82.3

1 Basis of preparation

The financial information contained in this announcement has been based on the unaudited results for the year ended 31 December 2001 which have been prepared in accordance with the Statements of Accounting Standard. The accounting policies used are consistent with those in the 2000 audited accounts, except for the adoption of nine new or revised Statements of Accounting Standard. The adoption of these new Statements did not materially affect profit or shareholders' funds as the Group was already following the recognition and measurement principles in these Statements except for SAS 10 as mentioned above.

2 Company profit and loss account and balance sheet

Profit and loss account for the year ended 31 December

	Note	**2001 S$m**	2000 S$m	*Change %*
Turnover	3	**82.2**	183.2	*-55*
Profit before exceptional items		**76.5**	185.9	*-59*
Exceptional items	4	**(3.5)**	(184.0)	*-98*
Profit before taxation	3	**73.0**	1.9	*nm*
Taxation	5	**(20.1)**	(46.8)	*-57*
Profit/(loss) after taxation	3	**52.9**	(44.9)	*nm*
Dividends		**(26.6)**	(34.9)	*-24*
Retained profit/(loss)		**26.3**	(79.8)	*nm*

Balance sheet at 31 December

	2001 S$m	2000 S$m
Fixed assets	**0.6**	0.6
Interests in subsidiaries	**1,248.0**	1,220.4
Interests in associates	**72.6**	72.0
Current assets		
- Debtors	**2.6**	2.6
- Bank and other liquid funds	**12.3**	3.6
Total assets	**1,336.1**	1,299.2
Borrowings due after one year	**385.0**	400.0
Deferred taxation	**1.3**	1.1
Current liabilities		
- Creditors	**6.4**	7.1
- Borrowings due within one year	**15.0**	3.2
Total liabilities	**407.7**	411.4
Net assets	**928.4**	887.8
Capital employed		
Share capital	**238.5**	234.0
Reserves	**689.9**	653.8
Shareholders' funds	**928.4**	887.8

Note: Certain comparative figures have been restated to conform with this financial year's presentations.

3 Turnover and profit

Year ended 31 December	Group 2001 S$m	Group 2000 S$m	Change %	Company 2001 S$m	Company 2000 S$m	Change %
Turnover:						
1st half	**2,276.9**	2,060.2	*11*	**49.3**	113.0	*-56*
2nd half	**2,364.5**	2,528.1	*-6*	**32.9**	70.2	*-53*
	4,641.4	4,588.3	*1*	**82.2**	183.2	*-55*
Profit/(loss) after taxation:						
1st half	**30.5**	24.7	*23*	**17.2**	85.7	*-80*
2nd half	**87.4**	89.2	*-2*	**35.7**	(130.6)	*nm*
	117.9	113.9	*4*	**52.9**	(44.9)	*nm*
Turnover includes:						
Dividend income	**-**	-	-	**80.7**	181.6	*-56*
Profit before taxation is determined after including:						
Exceptional items	**(70.0)**	(94.6)	*-26*	**(3.5)**	(184.0)	*-98*
Depreciation	**(14.8)**	(14.8)	-	**(0.2)**	(0.2)	-
Interest on borrowings	**(30.8)**	(24.6)	*25*	**(19.4)**	(12.4)	*56*
Interest income	**3.1**	5.0	*-38*	**19.0**	14.6	*30*
Net exchange gain/(loss)	**1.7**	(0.8)	*nm*	**0.2**	1.0	*-80*
Loss on disposal of a subsidiary	-	(0.3)	*-100*	-	-	-

4 Exceptional items

The exceptional items included in profit before taxation are as follows:

Year ended 31 December	Group 2001 S$m	Group 2000 S$m	Company 2001 S$m	Company 2000 S$m
(Provision)/write back of foreseeable losses on certain development properties	**(30.6)**	8.0	-	-
Provision for amount owing by a subsidiary	-	-	**(3.5)**	(187.2)
Share of exchange losses on an associate's foreign currency debt	**(40.1)**	(119.5)	-	-
Write down in value of an associate's investment	**(11.3)**	(20.8)	-	-
Profit on sale of an investment property	**5.7**	-	-	-
Profit on sale of shares in a subsidiary	**6.3**	-	-	-
Profit on sale of shares in an associate	-	2.9	-	3.2
Share of an associate's gain on restructuring of its operations	-	34.8	-	-
	(70.0)	(94.6)	**(3.5)**	(184.0)

The exceptional items included in profit after taxation and minority interests are as follows:

Year ended 31 December	Group 2001 S$m	Group 2000 S$m	Company 2001 S$m	Company 2000 S$m
(Provision)/write back of foreseeable losses on certain development properties	**(18.2)**	4.8	**-**	-
Provision for amount owing by a subsidiary	**-**	-	**(3.5)**	(187.2)
Share of exchange losses on an associate's foreign currency debt	**(28.1)**	(83.7)	**-**	-
Write down in value of an associate's investment	**(11.3)**	(20.8)	**-**	-
Profit on sale of an investment property	**5.5**	-	**-**	-
Profit on sale of shares in a subsidiary	**6.3**	-	**-**	-
Profit on sale of shares in an associate	**-**	2.9	**-**	3.2
Share of an associate's gain on restructuring of its operations	**-**	24.3	**-**	-
	(45.8)	(72.5)	**(3.5)**	(184.0)

5 Taxation

Year ended 31 December	Group 2001 S$m	Group 2000 S$m	Company 2001 S$m	Company 2000 S$m
Current taxation	**28.3**	53.2	**20.0**	46.6
Deferred taxation	**(3.5)**	6.8	**0.1**	0.2
Adjustment in respect of prior years	**1.0**	(0.1)	**-**	-
	25.8	59.9	**20.1**	46.8
Share of associates' taxation	**49.3**	2.8	**-**	-
	75.1	62.7	**20.1**	46.8

The effective tax rate for the Group including associates is higher than the current Singapore tax rate of 24.5% due to certain costs not being deductible for income tax purposes and higher tax rates in certain foreign subsidiaries and associates.

In 2001, the Company's 59.7% owned subsidiary, MCL Acreage Pte Ltd ("MCLA") received a protective assessment from the Inland Revenue Authority of Singapore ("IRAS") for the year of assessment 1995 amounting to S$82.5 million. This relates to gains that arose from the sale of Ardmore Park in 1994.

The protective assessment was issued in view of Section 74(1) of the Income Tax Act, which provides for a 6 year time limit for the IRAS to raise additional assessment.

MCLA has filed an objection against the protective assessment and has sought the opinion of legal counsel on the liability of tax. Counsel's opinion is that MCLA has a strong legal basis for maintaining the position that the protective assessment will be vacated and as such provision for tax is not necessary.

6 Segment information

	Turnover		Profit before interest		Profit/(loss) after taxation and minority interests	
Year ended 31 December	**2001**	2000	**2001**	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by activity :						
Motor	**2,697.1**	2,998.9	**102.6**	189.0	**65.3**	119.3
Property	**179.7**	219.1	**30.6**	34.8	**14.2**	16.7
Astra	**1,664.1**	1,261.2	**157.3**	70.2	**106.1**	50.9
Other interests	**100.5**	109.1	**0.2**	(3.2)	**(19.3)**	(14.1)
	4,641.4	4,588.3	**290.7**	290.8	**166.3**	172.8
Exceptional items	-	-	**(70.0)**	(94.6)	**(45.8)**	(72.5)
	4,641.4	4,588.3	**220.7**	196.2	**120.5**	100.3

	Turnover		Profit before interest		Profit/(loss) after taxation and minority interests	
Year ended 31 December	**2001**	2000	**2001**	2000	**2001**	2000
	S$m	S$m	**S$m**	S$m	**S$m**	S$m
Analysis by geographical location :						
Singapore	**1,828.1**	2,001.1	**92.8**	170.1	**44.0**	100.9
Malaysia	**259.5**	255.9	**30.4**	27.7	**16.7**	15.9
Indonesia	**1,664.1**	1,261.2	**157.3**	70.2	**106.1**	50.9
Australasia	**859.8**	1,031.6	**9.4**	21.3	**(1.3)**	3.5
Other	**29.9**	38.5	**0.8**	1.5	**0.8**	1.6
	4,641.4	4,588.3	**290.7**	290.8	**166.3**	172.8
Exceptional items	-	-	**(70.0)**	(94.6)	**(45.8)**	(72.5)
	4,641.4	4,588.3	**220.7**	196.2	**120.5**	100.3

7 Group borrowings

	At 31.12.01 S$m	At 30.6.01 S$m
Repayable within one year		
- secured	**211.2**	123.9
- unsecured	**41.5**	49.2
Repayable after one year		
- secured	**208.5**	282.3
- unsecured	**505.0**	520.0
	966.2	975.4

8 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the Senior Executives' Share Option Schemes amounted to 2,453,500 as at 31 December 2001 (30.6.2001: 3,003,500).

On 9 July 2001, 3,584,657 new ordinary shares of S$1.00 each were issued at an issue price of S$3.29 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend for the financial year ended 31 December 2000.

On 2 October 2001, 874,548 new ordinary shares of S$1.00 each were issued at an issue price of S$3.38 for each new share to shareholders who had elected to participate in the Cycle & Carriage Limited Scrip Dividend Scheme in respect of the interim dividend for the financial year ended 31 December 2001.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 July 2001 and 31 December 2001.

9 Other

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 4 of this report. No other significant transaction or event has occurred between 31 December 2001 and the date of this report, except that on 25 January 2002, the Company's wholly owned subsidiary, Cycle & Carriage (Mauritius) Limited purchased 6,505,914 shares in PT Astra International Tbk ("Astra") for US$1.3 million and on 15 February 2002, another 27,000,000 shares were purchased for US$6.7 million, thereby increasing its stake in Astra to 31.96%.

10 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 22 May 2002 to 23 May 2002 (both dates inclusive) for the purpose of determining shareholders' entitlement to the final dividend.

Duly completed transfers received by Cycle & Carriage Limited's Share Registrar, Barbinder & Co. Pte Ltd ("Share Registrar") at 8 Cross Street #11-00, PWC Building, Singapore 048424 up to 5.00 p.m. on 21 May 2002 ("Books Closure Date") will be registered before entitlements to the final dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the final dividend.

Shareholders with registered addresses outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided to the Share Registrar or (as the case may be) CDP, addresses in Singapore for the service of notices and documents will not be eligible to participate in the Cycle & Carriage Limited Scrip Dividend Scheme.

Fully paid new shares to be issued pursuant to elections by eligible shareholders to receive the final dividend in scrip will be allotted and issued on or about 4 July 2002. The final dividend will be paid on or about 4 July 2002.

11 Annual General Meeting

The Annual General Meeting of the Company will be held on Tuesday, 7 May 2002 in The Oriental Ballroom, First Floor, The Oriental, Singapore, 5 Raffles Avenue, Singapore 039797 at 11.00 a.m.

By Order of the Board

Ho Yeng Tat
Group Company Secretary

Singapore
21 February 2002